Exhibit 99.1

MY Announces Appointment of New Member to the Board

ZHONGSHAN, China, July 1, 2015 /PRNewswire/ — China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), today announced the appointment of Mr. Zhongmin Shen to its board of directors. He is also appointed as the vice chairman of the Company. The appointment is with immediate effect.

Mr. Zhongmin Shen has abundant experience in management and investment both in independent power and clean energy sectors. Prior to joining us, he served as a managing director of Olympus Capital’s Asia Environment Partners (“Olympus “). Before Olympus, he was a partner of Hudson Clean Energy Partners (“Hudson”), a global private equity fund focusing on clean energy and technologies. Prior to joining Hudson, Mr. Shen was the chief executive officer of Huaneng Invesco WLR Investment Consulting Company Limited (“Huaneng Invesco WLR”), a joint venture between Huaneng Capital Services and Invesco WLR. And before he joined Huaneng Invesco WLR, he was a managing director of CLP Holdings Limited (“CLP”). Before CLP, he was an executive director and chief operating officer of China Resources Power Holdings Company Limited. Mr. Shen obtained a master of business administration degree from Guanghua School of Management of Peking University. He also obtained a master’s degree in arts majoring in economics from The University of Tennessee, a master of laws degree from Peking University and a bachelor’s degree in science from Peking University.

“We would like to welcome Mr. Shen to Ming Yang. And we believe Mr. Shen would bring valuable insights and contributions to Ming Yang.” commented Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “ With his experience in capital market management and guidance in corporate management, we have strong faith in the rapid and healthy growth of Ming Yang.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 3 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Johnson Zhang

+86-760-2813-8898

+1-646-454-8640

ir@mywind.com.cn

http://ir.mywind.com.cn

SOURCE China Ming Yang Wind Power Group Limited